

03029613

8/28

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tri Vision Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FILE NO. 82- 4501 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/28/03

TRI-VISION
INTERNATIONAL LTD/LTÉE

82-4501

AR/S
3-31-03 03 AUG 28 AM 7:21

Digital growth for the Future

V.gis V-chip Technology

Hospitality Industry Products

Interactive Educational & Entertainment Equipment

Bringing Technologies to the World . . .

Annual Report **2003**




14.42
2003
10.11
2002
7.21
2001

REVENUES in million dollars

REVENUE BY PRODUCTS


Transmitters 3%
Other 5%
Converters 24%
V chip Licensing 35%
Cable Equipment 33%
Transmitters 3%
Other 3%
Converters 14%
V-chip Licensing 52%
Cable Equipment 28%

REVENUE BY TERRITORY


United States of America 12%
Middle East 12%
Canada 14%
West Indies 12%
Other 15%
Japan 35%
Canada 9%
Middle East 1%
United States of America 33%
West Indies 9%
Other 19%
Japan 29%

This has been a fascinating year in the evolution of Tri-Vision. I feel fortunate that I am able to address existing and potential new shareholders who see the opportunity unfolding in the world marketplace. Such vision is expected to propel Tri-Vision to new levels of success and ensure that it grows in revenue and in reach as we expand beyond the borders of Canada and the United States and reach beyond to Europe, Asia and South America.

Tri-Vision has accomplished much in the fiscal year just ended. While the licensing of the company's Canadian V-chip patent to Sony for its television sets and computers provided a visible marker for our maturing company, the entire year was one of dramatic changes. We have begun a dynamic shift that reflects the vision of a new and invigorated Tri-Vision. Tri-Vision looks forward to increasing the number of licenses issued during the coming year.

The moves by the Federal Communications Commission in the United States, prompted in part by a desire to push the benefits of digital television forward and by a very real concern for an improved and revamped Home Land Security communications system, ensure the speedy transition to a new and exciting digital world. These moves offer new and promising opportunities for Tri-Vision and its innovative v-chip technology. We now know that the transition to digital will happen and it will happen more quickly than anyone ever anticipated. The foresight inherent in Tim Collings' invention is finally being recognized. That recognition is anticipated to propel Tri-Vision to an entirely different level. Tri-Vision's role in this communications revolution is continuing.

The leadership shown by the United States in the digital transition process will undoubtedly spread around the world. The Advanced Television Systems Committee and the U.S. Commerce Department are making concerted efforts to establish a digital television standard for both North and South America and use the western hemisphere approach to create interest in Europe and other parts of the world. Tri-Vision has already established a working relationship in Brazil and stands to benefit by the expected acceptance of the "Standard" in Mexico. The "Standard" has already been accepted in Canada where our v-chip licensing is on schedule.

The v-chip licensing success can do nothing but help our new Tri-Vision Technologies International Inc. division. Our team at Tri-Vision Technologies has been working hard to capitalize on our international relationships and experience with technology licencing. Under the direction of President Toshinori Ikebe, the Company is making strides towards the completion of new agreements which can bring new future revenue streams to Tri-Vision. It is truly a unique and exciting vision for the future, and slowly the marketplace is beginning to understand the depth of expertise and commitment Tri-Vision represents.

I was particularly pleased recently to see the special report in Canadian Business magazine in which Tri-Vision was listed 13th in its annual April-to-April return on investment among Canadian companies listed on the Toronto Stock Exchange. What few people noticed was that Tri-Vision was the only technology company in the top 25 companies listed.

Tri-vision's mission and mine personally, continues to be to deliver enhanced shareholder value to you as we move closer to our long-term corporate goals. We will continue to pursue that goal tirelessly and with your continued support, we hope to realize the fruits of our labour.

On behalf of the Management at Tri-Vision, thank you for your ongoing support.



N.H. Siddiqui

Najmul H. Siddiqui
President and Chief Executive Officer
Tri-Vision International Ltd./Ltée



This past year has been a year of accomplishment, a year in which promise became reality on virtually every front.

We have been able to take advantage of the Canadian V-chip Patent and to expand the commercial opportunities for our U.S. Patent as we see digital television begin to proliferate in the United States and Canada. V-chip licensing continues to show ever-increasing returns.

The year just concluded marked a steady flow of successful licensing negotiations, an effort which has led to almost 43-percent increase in revenues. The expectation that these truly impressive growth figures will continue into the foreseeable future has also been marked this past year. The political will in the United States to finalize the digital transition on a much faster track than originally planned will provide a tremendous benefit to Tri-Vision. The Collings' V-chip is an integral part of the coming digital world. We are in the midst of a revolution in which we have a role to play and that is truly exciting for all our shareholders.

The breadth of Tri-Vision's success is even more exciting for me.

The CATV sector under the Tri-Vision Electronics flag made some tremendous progress, from equipment supplies to the U.S. Government which is an ongoing and has significant growth potential, to a major foothold in the United States for our Hotel Pay TV system. Tri-Vision Electronics also began the manufacture of a new product which combines a number of interactive, entertainment and educational components. This division continues to provide long-term economic stability for our company.

The effect has been to show Tri-Vision as a stable growing company with an increasing reputation in the international community. With the establishment of Tri-Vision Technologies International Inc., the newest wholly owned subsidiary of Tri-Vision of which I am President, we are embarking on what we call our "third wave" of development with valuable and needed new technologies to bring to the world.

Some of these new technologies will provide revenues in this fiscal year. Some, like the V-chip has, will take more time. For our long time shareholders, I believe you will now agree that the financial results from our recent successes are just beginning to show.

Results from our efforts in the area of energy storage, biomedical devices and environmentally-friendly membrane technology have the potential to be just as dramatic. It is true that the process of working with these many and varied technologies may seem tediously long. However, more than ever, I am convinced the results will be worth both the time and the effort we are investing.

The process that Tri-Vision Technologies is engaged in is groundbreaking. It requires us to forge new relationships, bring together new technologies as yet untested in the marketplace and to convince major corporate partners to invest in these technologies through distribution agreements. It is a complex process but one that is undoubtedly achievable. I have seen and experienced such success reach billions of dollars while I was with Nichimen Corporation of Japan. It is a formula that works.

This is a truly unique company and I am delighted and energized by the prospects I see in the months and years ahead. The signing of Sony and the rush to digitization in the United States have made Tri-Vision a much different company. The success I know we will achieve with Tri-Vision Technologies will propel Tri-Vision to the forefront of the Canadian Technology market. I am pleased to be a part of this evolution and delighted to share my vision with our most loyal shareholders.



Toshinori Ikebe
President
Tri-Vision Technologies International Inc.



The following discussion of the results of operations and financial condition for the year ended March 31, 2003 should be read in conjunction with the consolidated financial statements and accompanying notes. All dollar amounts are in Canadian Dollars.

Overview

The business of Tri-Vision is conducted in one business segment; presently focused on two core areas: the design and manufacture of cable television (CATV) equipment and V-chip Licensing. During 2003, management focused on the following areas:

- The continuation of licensing efforts with TV manufacturers in Japan, China and Asian countries which resulted in the entering into of eight new Licensing agreements with, Hitachi America Limited, Pioneer Corporation Inc., Sanyo Electric Co Ltd., LG Electronics Inc., Sony Electronics Inc., Ajin vision Co. Ltd., Hansol Multitech Inc., and Funai Electric Co Ltd.. Subsequent to the year end three additional agreements with Orion America Inc., Cosmo Communications Canada Inc. and Samsung were signed.
- The broadening of the market for the Addressable Pay TV and Pay per View product line with several new international customers purchasing these products.
- The continuation of R&D efforts to develop new technologies to accomplish growth beyond the Company's core CATV business, with assistance provided too many companies who require assistance with further R&D on their product(s) in order to ready them for the manufacturing stage. Where necessary and appropriate, Tri-Vision entered into R & D contracts to assist these companies with their development needs using its in-house team of engineering and technical experts.
- The continuation of efforts to open new markets for the Company's traditional CATV business, with the signing of a significant sales agreement for its Hotel Pay TV system with a U.S. sales and distribution company. The Company is receiving increased interest in its Secure Pay TV, Addressable Pay TV (pay per view) and Hotel Pay TV systems. There is potential for considerable growth in the coming year. These Tri-Vision systems are already installed in several countries including Australia, Argentina, Canada, Jamaica, Nigeria, Romania, Trinidad and Uruguay.
- Tri-Vision Technologies international Inc. continued its search for new products, technologies and ideas to expand its product lines and global business base. This Company's purpose is to provide other Canadian technology companies with support in the development, manufacturing and marketing of new technology products worldwide.

Results of Operations

Financial Highlights: *(In thousands of dollars, except per share information)*

	2003	2002
Revenues	$14,421	$10,108
Gross profit	$ 5,171	$ 2,274
GROSS PROFIT %	**35.86 %**	**22.50 %**
EBITDA	$ 2,397	$ 593
EBITDA %	**16.62 %**	**5.87 %**
Net Income (loss)	$ 372	$ (1,937)
NET INCOME (LOSS) %	**2.58 %**	**(19.15) %**
Per share information		
EBITDA	**$ 0.04**	**$ 0.01**
Net Income (loss)	**$ 0.01**	**$ (0.04)**
Weighted average shares outstanding (in thousands)	**53,582**	**53,580**

Revenues by quarter as compared to prior year are as follows: (Unaudited)

	Q1	Q2	Q3	Q4	Total
2003	2,782	3,574	3,499	4,566	14,421
2002	1,888	3,422	1,780	3,018	10,108
Increase	**47.4 %**	**4.4 %**	**96.6 %**	**51.3 %**	**42.7 %**

Operating Results for the year ended March 31, 2003 compared to 2002

Revenue

Revenue for the year ended March 31, 2003 increased by 42.67% to $14,421,000 compared to $10,108,000 reported in fiscal 2002. This increase was primarily attributable to increased royalty revenues, which were up by 112.56% compared to the previous year. Of the total revenues for 2003, $7,512,000 related to V-chip licensing, up significantly from $3,534,000 in fiscal 2002.

Gross Profit Margin

The Company's gross profit margin increased to 35.86% for the year ended March 31, 2003 compared to 22.50% in 2002. The increase in gross margin is principally due to increased royalty revenue for which there are relatively few additional costs. In arriving at gross profit margin, amortization and legal costs associated with royalty revenue have now been included in the cost of sales. Previously these costs were recorded as operating expenses. Prior year cost of sales and gross profit margin has also been adjusted in the same manner to make these figures comparable.

Research and Development Costs

Net research and development expenditures decreased to $720,000 for the year ended March 31, 2003 compared to $1,382,000 in 2002. Last year's research and development costs included accelerated amortization of $680,000 on two projects, which were not expected to generate further revenue. Current year expenditures relate to the development of a number of new products, including a visual brake wear indicator, electronic power meter and a hospitality industry related product.

Selling, General & Administrative Expenses

Selling, general & administrative expenses increased to $3,117,000 for the year ended March 31, 2003 compared to $2,584,000 in 2002. The increase can be attributable to the payment of capital tax on reassessments, increases in shipping and handling costs on the Company's products and an employees' health tax assessment



Net income/ (loss)

Net income after taxes was $371,678 ($0.01 per share) for the year ended March 31, 2003 compared to a net loss of $1,936,563 ($0.04 per share) in 2002. The increased income is for the most part attributable to increased royalty revenue, which has comparatively little cost associated with it. The substantially higher Canadian Dollar relative to the US dollar as at the balance sheet date negatively impacted the income statement. The exchange loss as at March 31, 2003 was $548,413 as compared to a gain of $42,716 in fiscal 2002.

Earnings Before Interest, Income Tax and Depreciation & Amortization (EBITDA)

Earnings before interest, income tax and non-cash depreciation and amortization costs for the year ended March 31, 2003 was $2,396,884 ($0.045 per share) compared to $592,887 ($0.011 per share) in 2002.

EBITDA data is provided to better reflect the Company's results from operational activities. "EBITDA" is calculated as net earnings before interest, income tax, depreciation and amortization. Since EBITDA does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP), it may not be considered in isolation or as a substitute for (i) net earnings or loss, as an indicator of the operating performance of the Company, or (ii) cash flow from operating, investing, and financing activities, as a measure of liquidity.

Working Capital

Working capital ratios at March 31, 2003 and 2002 were 6.3:1 and 2.7:1, respectively. Net working capital and cash flow from operations are satisfactory for the Company's current needs.

Liquidity and Capital Resources

The Company had a net unrestricted cash balance of $4,173,490 as at March 31, 2003 compared to a net cash balance of $615,459 as at March 31, 2002. Cash flow from operating activities for the year ended March 31, 2003 was $1,919,519 compared to $1,213,125 in 2002. Investing activities generated $1,833,746 of cash for fiscal year ended March 31, 2003 as compared to a use of cash of $1,587,617 in fiscal 2002. Financing activities generated net cash of $176,206 for the fiscal year ended March 31, 2003 compared to net cash generation of $116,342 in fiscal 2002.

Management believes that the Company's cash resources will be sufficient to fund its working capital requirements for at least the next 12 months. A revised credit agreement with HSBC Bank Canada provides a credit facility of $1,000,000 secured by the assets of the Company. The Company does not plan any significant capital expenditures during the coming fiscal year and there are no long-term capital requirements at present.

Risk and Uncertainties

The Company's future prospects are substantially dependent upon the successful utilization of the V-chip technology. This in turn is subject to risks involving intellectual property protection, competition, market acceptance and government support.

The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new competitive product introductions. To keep pace with advancements in technology, the Company focuses on research and development to maintain product superiority and to introduce state-of-the-art products that are competitively priced.

The Company has significant dependence on a few large customers and key distributors for its conventional CATV products. This is largely due to the fact that, both in Canada and the US, the cable television industry is heavily concentrated. The Company is also dependent on third party manufacturers for the bulk of its products.

The Company carries on a significant portion of its business outside of Canada. Therefore the Company is exposed to the risk of currency fluctuations, which may impact its earnings and cash flows. The Company does not hedge its currency risk with the purchase of foreign exchange contracts. However, the risk of decreased revenues and earnings for the Company resulting from a decrease in the value of the U.S. dollar relative to the Canadian dollar is mitigated to some extent by the fact that a significant portion of the Company's manufacturing costs are denominated in U.S. dollars.

Changes in accounting policies

During fiscal 2003, the Company adopted the following policies pursuant to changes in "Generally Accepted Accounting Principles GAAP":

(a) Effective April 1, 2002, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1650, 'Foreign Currency Translation'. The most significant amendment is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term foreign monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations for the period. On adoption, the Company did not have any long-term foreign monetary items. As a result, the adoption of this amendment did not impact the consolidated financial statements. The amended recommendations also include the requirement to disclose the Company's foreign exchange gain (loss) on the Consolidated Statements of Income (Loss) and Deficit. The adoption of this amendment resulted in the $548,413 foreign exchange loss incurred in fiscal 2003 being classified as a foreign exchange loss rather than an operating expense. This amendment also requires retroactive application and, as a result, the $42,716 foreign exchange gain previously classified as a reduction of operating expenses in fiscal 2002 has been reclassified as a foreign exchange gain.

(b) Effective April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3062, 'Goodwill and Other Intangible Assets'. On adoption, the Company did not have any goodwill and determined that it had no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the consolidated financial statements.

(c) Effective April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, 'Stock-Based Compensation and Other Stock-Based Payments'. The new recommendations are generally applicable only to awards granted after the date of adoption, except for awards settled in cash. Stock-based compensation awarded to non-employees is accounted for using the fair value method. No compensation expense for stock options granted to employees under the Company's Stock Option Plan is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock.

Cost of sales-V-chip licensing

During fiscal 2003, the Company changed its accounting policy for the classification on the Consolidated Statements of Income (Loss) and Deficit of 1) V-Chip license and patents amortization expense; and 2) legal fees incurred under the terms of the Company's licensing arrangement. This change accomplishes proper matching of revenue earned from licensing with directly identifiable costs. These costs, which were previously classified as operating expenses, are now classified as cost of sales. The effect of this change in accounting policy for fiscal 2003 is that cost of sales now includes $3,893,294 of expenses, which would otherwise have been classified as operating expenses. This change in accounting policy has been applied retroactively with the effect of increasing cost of sales by $2,445,045 and reducing operating expenses by an equal amount for fiscal 2002.

Stock-based compensation plan:

The Company has a stock-based compensation plan. No compensation expense is recognized when stock options are issued to employees or directors. Stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. Any consideration paid on exercise of stock options is credited to capital stock.

Revenue recognition:
Management has adopted the policy of recognizing royalty and licensing revenue earned on a per-unit basis based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Outlook

The Company's future prospects are substantially dependent on its successes in implementing its licensing campaign for its V-chip technology and for completion of distribution agreements by its technology division personnel. The technology division is currently working on a numbers of projects, two of which show particular promise are in the fields of membrane technology and electricity storage. The 2003 fiscal year marked a transition for Tri-Vision as it firmed up its V-chip licensing while at the same time directing its future focus on exporting new technologies, primarily to various Asian and Middle Eastern countries as well as to the European Economic Community.

Recent steps taken by the Federal Communications Commission in the United States are supportive of a rapid transition to digital television. Management of the Company believes that the transition to digital will provide greater support for, and an easier route to, the introduction of Tri-Vision's V-chip technology into all television sets sold in the U.S. (13 inches or larger).

Recent successes in sales of Tri-Vision Electronics' Pay per View and Hotel Pay TV systems have demonstrated that the future for Tri-Vision's core CATV business is also showing significant promise as a growth area of the Company's operations. The Company believes that there will be additional, considerable demand for these products following the initial success in sales during the past fiscal year.

Since the establishment of the Tri-Vision Technologies subsidiary and the appointment of Mr. Toshinori Ikebe as its President, the Company has been investigating several new product lines. This will allow the traditional CATV business to continue while marketing and licensing new Canadian technologies to Japan and Middle Eastern countries. The Company is currently targeting medical devices, safety and security products and software technology to be sold, marketed, distributed or licensed through this new trading business unit.

Quarterly Results of Operation

The following table sets forth certain unaudited information for each of the eight most recent quarters ended March 31, 2003. The information has been derived from the Company's unaudited Consolidated Financial Statements that, in management's opinion, have been prepared on a basis consistent with the audited Consolidated Financial Statements contained elsewhere in this Annual Report and includes all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

For the Years Ended March 31, 2003 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 30 $	March 31 $
Total Revenue	2,782	3,574	3,499	4,566
Net income (loss)	589	(1,457)	394	846
Income (loss) per share:				
Basic	0.011	(0.027)	0.007	0.016
Diluted	0.011	(0.027)	0.007	0.015
Weighted average number of shares outstanding (000's)				
Basic	53,580	53,580	53,580	53,605
Diluted	55,880	55,880	56,130	56,130

For the Years Ended March 31, 2002 (Unaudited)

(In thousands of CDN dollars except per share data)	June 30 $	September 30 $	December 30 $	March 31 $
Total Revenue	1,888	3,422	2,780	3,018
Net income (loss)	223	307	(1,217)	(1,249)
Income (loss) per share:				
Basic	0.004	0.006	(0.022)	(0.022)
Diluted	0.004	0.006	(0.022)	(0.022)
Weighted average number of shares outstanding (000's)				
Basic	53,580	53,580	53,580	53,580
Diluted	53,980	53,580	55,530	55,880

DISCLAIMER

Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.



The accompanying consolidated statements and related financial information throughout this annual report have been prepared by the management, which is responsible for their integrity, objectivity and reliability. Canadian generally accepted accounting principles have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

Management of the company has established and maintains a system of internal controls, consistent with reasonable costs, to provide reasonable assurances that all assets are safeguarded from unauthorized use or disposition, and to facilitate the preparation of relevant, reliable and timely financial information.

The Company's Board of Directors, acting through the Audit Committee, which comprises a majority of Directors who are not officers or employees of the company, overseas management's responsibility for the financial reporting and internal control system.

Ernst & Young LLP, the auditors appointed by the shareholders, have examined the consolidated financial statements. Their auditors' Report to the shareholders, which appears in this annual report, expresses an independent professional opinion of the fairness of presentation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles. The auditors review the Company's financial and accounting controls and conduct such test and procedures as they deem necessary under Canadian generally accepted auditing standards. They had full and free access to, and met with, the Audit Committee of the Board of Directors.

Najmul H. Siddiqui
President and Chief Executive Officer

Khalid Usman, CA
Director, Vice President Finance and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of
Tri-Vision International Ltd./Ltée

We have audited the consolidated balance sheets of Tri-Vision International Ltd./Ltée as at March 31, 2003 and 2002 and the consolidated statements of income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,
May 20, 2003

Ernst & Young LLP

Ernst & Young LLP CHARTERED ACCOUNTANTS



BALANCE SHEETS

AS AT MARCH 31

ASSETS	NOTES	2003 $	2002 $
CURRENT			
Cash and cash equivalents		4,173,490	615,459
Restricted cash equivalents	3	371,440	-
Restricted term deposits	3	157,607	1,297,249
Accounts receivable	4, 14	2,188,065	3,191,607
Inventories	5	1,344,750	1,157,771
Prepaid expenses		34,172	42,403
Taxes recoverable		66,723	20,475
		8,336,247	6,324,964
Restricted term deposits	3	-	1,230,371
Deferred development costs	6	3,269,335	3,359,652
Capital assets, net	7	167,701	222,538
V-Chip license and patents, net	8	11,158,299	12,087,953
		22,931,582	23,225,478

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		1,042,698	2,119,105
Customers' deposits		282,446	262,127
		1,325,144	2,381,232
Government grants payable	13	495,000	330,294
		1,820,144	2,711,526
Contingencies	17		
SHAREHOLDERS' EQUITY			
Capital stock	10	33,783,486	33,771,986
Contributed surplus	10	74,700	55,200
Deficit		(12,746,748)	(13,313,234)
		21,111,438	20,513,952
		22,931,582	23,225,478

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:


Director


Director



FOR THE YEARS ENDED MARCH 31

	NOTES	2003 $	2002 $
Revenue	11	14,421,355	10,107,585
Cost of sales	8, 17	9,250,249	7,833,427
Gross profit		5,171,106	2,274,158
Selling, general and administrative expense		3,117,304	2,583,647
Research and development expense	12	719,580	1,381,784
		3,836,884	3,965,431
Income (loss) before interest, foreign exchange gain (loss) and income taxes		1,334,222	(1,691,273)
Interest income		64,234	114,429
Interest expense		(13,549)	(8,255)
Foreign exchange gain (loss)		(548,413)	42,716
Income (loss) before income taxes		836,494	(1,542,383)
Provision for income taxes - current	15	464,816	394,180
Net income (loss)		371,678	(1,936,563)
Deficit, beginning of year		(13,313,234)	(11,376,671)
		(12,941,556)	(13,313,234)
Other changes in deficit	18	194,808	-
Deficit, end of year		(12,746,748)	(13,313,234)
Net income (loss) per share		0.01	(0.04)
Net income (loss) per share – fully diluted		0.01	(0.04)

See notes to the consolidated financial statements



FOR THE YEARS ENDED MARCH 31

	2003 $	2002 $
OPERATING ACTIVITIES:		
Net income (loss)	371,678	(1,936,563)
Add charges to operations not involving cash		
Compensation expense for options grantedto service providers	19,500	-
Amortization of capital assets	76,966	76,175
Amortization of deferred development costs	604,455	1,235,615
Amortization of V-Chip license and patents	929,654	929,654
	2,002,253	304,881
Changes in non-cash working capital balances related to operations		
Accounts receivable	1,003,542	(1,311,537)
Inventories	(186,979)	775,733
Prepaid expenses	8,231	14,159
Accounts payable and accrued liabilities	(881,599)	1,524,674
Taxes recoverable	(46,248)	(20,475)
Customers' deposits	20,319	(74,310)
Cash flow provided by operating activities	1,919,519	1,213,125
INVESTING ACTIVITIES		
Restricted term deposits	2,370,013	(933,847)
Additions to capital assets	(22,129)	(55,569)
Deferred development costs	(514,138)	(598,201)
Cash flow provided by (used in) investing activities	1,833,746	(1,587,617)
FINANCING ACTIVITIES		
Bank indebtedness	-	(107,952)
Common shares issued for cash and exercise of options	11,500	-
Government grants received	164,706	224,294
Cash flow provided by financing activities	176,206	116,342
Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the year	3,929,471	(258,150)
Cash, cash equivalents and restricted cash equivalents, beginning of year	615,459	873,609
Cash, cash equivalents and restricted cash equivalents, end of year	4,544,930	615,459

See notes to the consolidated financial statements



1. BASIS OF PRESENTATION:

Tri-Vision International Ltd./Ltee (the "Company") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Certain comparative financial statement balances have been restated to conform to the current fiscal year's financial statement presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

During fiscal 2003, the Company adopted the following policies pursuant to changes in Canadian GAAP:

(a) Effective April 1, 2002, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1650, 'Foreign Currency Translation'. The most significant amendment is the elimination of the requirement to defer and amortize foreign exchange gains and losses on long-term foreign monetary items over the remaining lives of such items. All exchange gains and losses are to be included in the operations of the period. On adoption, the Company did not have any long-term foreign monetary items. As a result, the adoption of this amendment did not impact the consolidated financial statements. The amended recommendations also include the requirement to disclose the Company's foreign exchange gain (loss) on the Consolidated Statements of Income (Loss) and Deficit. The adoption of this amendment resulted in the $548,413 foreign exchange loss incurred in fiscal 2003 being classified as a foreign exchange loss rather than an operating expense. This amendment also requires retroactive application and, as a result, the $42,716 foreign exchange gain previously classified as a reduction of operating expenses in fiscal 2002 has been reclassified as a foreign exchange gain.

(b) Effective April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3062, 'Goodwill and Other Intangible Assets'. Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an annual impairment review. On adoption, the Company did not have any goodwill and determined that it had no intangible assets of indefinite life. As a result, the adoption of the new recommendations did not impact the consolidated financial statements.

(c) Effective April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, 'Stock-Based Compensation and Other Stock-Based Payments'. The new recommendations are generally applicable only to awards granted after the date of adoption, except for awards settled in cash. Stock-based compensation awarded to non-employees is accounted for using the fair value method. No compensation expense for stock options granted to employees under the Company's Stock Option Plan is recognized, but pro-forma disclosure of net income and earnings per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to capital stock. See note 10 for full disclosure as required by this standard.

During fiscal 2003, the Company changed its accounting policy for the classification on the Consolidated Statements of Income (Loss) and Deficit of: 1) V-Chip license and patents amortization expense; and 2) legal fees incurred under the terms of the Company's licensing arrangement (note 17). These costs, which were previously classified as operating expenses, are now classified as cost of sales. The effect of this change in accounting policy for fiscal 2003 is that cost of sales now includes $3,893,294 of expenses, which would otherwise have been classified as operating expenses. This change in accounting policy has been applied retroactively with the effect of increasing cost of sales by $2,445,045 and reducing operating expenses by an equal amount for fiscal 2002.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Technologies International Inc. All significant intercompany balances and transactions have been eliminated.



Cash and cash equivalents and term deposits:

Cash equivalents and short-term investments consist of short-term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Term deposits are temporary investments with original maturities of 90 days or greater, and are valued at cost, which approximates market value.

Inventories:

Raw materials, parts and supplies and finished goods inventories are valued at the lower of cost, determined on an average cost basis, or net realizable value.

Capital assets:

Capital assets are recorded at cost less accumulated amortization. Amortization is provided at rates, which are designed to allocate, the cost of the assets over their estimated useful lives as follows:

Moulds	- 20%	Straight-line basis
Equipment	- 20%	Declining-balance basis
Tools and dies	- 100%	Straight-line basis
Automobiles	- 20%	Declining-balance basis
Furniture and fixtures	- 20%	Declining-balance basis
Systems and software	- 50%	Straight-line basis

V-Chip license and patents:

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization of the V-Chip license and patents commenced with commercial production of the V-Chip products in 1999. Amortization is being calculated over 17 years on a straight-line basis.

The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of the V-Chip license and patents exceed the estimated recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made.

Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the Consolidated Balance Sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing on the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net income (loss) for the year.

Financial instruments:

The Company's financial instruments consist of current financial assets and liabilities, term deposits and government grants payable. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The fair value of these financial instruments is not materially different from the carrying value as presented in the Consolidated Balance Sheets.

Research and development costs:

Development costs relating to specific projects that in the Company's view have met generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized. Amortization is calculated on a straight-line basis over 17 years for costs related to V-Chip technology development, and a range of 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;

(b) the sale of the product or process; and

(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amount of deferred development costs exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.



Income taxes:

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assessed and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax assets or liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax asset will not be realized.

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

Stock-based compensation plan:

The Company has a stock-based compensation plan, which is described in note 10. No compensation expense is recognized when stock options are issued to employees or directors. Stock-based compensation awarded to non-employees is recognized as an expense using the fair value method. Any consideration paid on exercise of stock options is credited to capital stock.

Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Product sales revenue is recognized when the product is shipped to customers, provided the Company has not retained any significant risk of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis is recognized based on contractual entitlements and when receipt is reasonably assured. Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment has been received and the fixed period of time has commenced.

Government assistance:

Government grants received by the Company are recorded when the funds have been received by the Company. Grants, which are non-repayable, are recorded using the cost reduction method. Grants, which are repayable, are recorded as liabilities.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS:

Restricted cash equivalents (term deposits with original maturities of less than 90 days) and restricted term deposits held by the Company at March 31, 2003 mature at various dates ranging from April 7, 2003 to January 20, 2004 and are assigned as cash security against an outstanding letter of credit (note 9), which expires in December 2003. Although the restricted cash equivalents and restricted term deposits mature, and the letter of credit expires, within one year after March 31, 2003, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of a licensing arrangement (note 17). At March 31, 2003, current liabilities include $529,047 (2002 - $1,297,249) relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits. Accordingly, $371,440 (2002 – nil) of the restricted cash equivalents and $157,607 (2002 - $1,297,249) of the restricted term deposits have been classified as current assets.

4. CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company's exposure to credit risk at March 31, 2003 is equal to the carrying amount of its accounts receivable.

One (2002 – two) customer(s) represent(s) 59.4% (2002 – 54.5% and 13.4%, respectively) of the accounts receivable year-end balance.

5. **INVENTORIES:**

Inventories consist of the following:

	2003 $	2002 $
Raw materials (converters and equipment)	371,153	370,231
Raw materials (parts and supplies)	450,553	334,294
Finished goods (converters and transmitters)	322,855	281,335
Finished goods (cable equipment)	200,189	171,911
	1,344,750	1,157,771

6. **DEFERRED DEVELOPMENT COSTS:**

Deferred development costs consist of the following:

	2003 $	2002 $
Balance, beginning of year	3,359,652	3,997,066
Costs deferred during the year	514,138	598,201
	3,873,790	4,595,267
Less amortization for the year	604,455	1,235,615
Balance, end of year	3,269,335	3,359,652

The Company is continually assessing the viability of its projects under development. In fiscal 2002, the Company chose to increase its focus on certain projects while ceasing to continue with other projects. As a result $680,142 of accelerated amortization was recorded in fiscal 2002 to write off projects no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there are three projects under development for which costs are being capitalized. The other projects that have been successfully completed are being amortized based on accounting policies of the Company. The three active projects are as follows:

	2003 $	2002 $
Visual brake wear indicator	78,726	-
Electronic power meter	104,512	38,089
Hospitality industry product	355,863	-
Other completed projects	6,508,643	6,495,517
Total costs capitalized	7,047,744	6,533,606
Less accumulated amortization	3,778,409	3,173,954
	3,269,335	3,359,652



7. **CAPITAL ASSETS:**

Capital assets consist of the following:

	Cost $	Accumulated amortization $	Net book value 2003 $	Cost $	Accumulated amortization $	Net book value 2002 $
Moulds	232,320	214,098	18,222	232,320	167,634	64,686
Equipment	409,771	275,533	134,238	397,228	247,440	149,788
Tools and dies	231,303	231,303	-	231,303	231,303	-
Automobiles	7,984	7,984	-	7,983	7,415	568
Furniture and fixtures	52,547	37,306	15,241	42,962	35,466	7,496
Systems and software	86,033	86,033	-	86,033	86,033	-
	1,019,958	852,257	167,701	997,829	775,291	222,538

8. **V-CHIP LICENSE AND PATENTS:**

On June 10, 1997 the Company signed formal agreements with V-Chip Canada Enterprises Ltd. to acquire the worldwide rights to the V-Chip technology for a 20-year period. This technology allows the owner of a television set to restrict programs available. Under the terms of these agreements, Tri-Vision Electronics Inc. has been granted an exclusive license in respect of the trademark, patent and other intellectual property rights relating to the V-Chip technology at a cost of $10,020,000.

During fiscal 2000, an additional 3,400,000 shares of the Company were issued from treasury to V-Chip Canada Enterprises as compensation for revision to the licensing agreement. Under the new agreement sales quota targets for the Company were eliminated and the requirement to pay a portion of licensing royalty to V-Chip Canada Enterprises Ltd. was removed. A total value of $5,270,000 has been allocated to the license cost based on the range of average trading prices for the Company's shares listed on the Toronto Stock Exchange for the period of seven days prior and seven days subsequent to regulatory approval of the transaction.

	Cost $	Accumulated amortization $	Net book value 2003 $	Cost $	Accumulated amortization $	Net book value 2002 $
V-Chip license	15,290,000	4,158,400	11,131,600	15,290,000	3,230,800	12,059,200
Patents	34,915	8,216	26,699	34,915	6,162	28,753
	15,324,915	4,166,616	11,158,299	15,324,915	3,236,962	12,087,953

The amortization of the V-Chip license and patents in the amount of $929,654 (2002 - $929,654) is included in cost of sales on the Consolidated Statements of Income (Loss) and Deficit.

9. **BANK FACILITIES:**

At March 31, 2003, the Company had available a bank overdraft facility in the amount of $1,000,000 (2002 - $1,500,000) of which up to U.S. $300,000 (2002 – U.S. $300,000) is available by way of U.S. dollar direct advances and up to $500,000 (2002 - $500,000) is available by way of letters of credit. Bank indebtedness at year end is Nil (2002 - Nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 4.75% as at March 31, 2003 (2002 - 3.75%) plus 1.0% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 4.75% as at March 31, 2003 (2002 - 5.25%) plus 1.0% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2003, the Company also had available a separate cash secured letter of credit facility in the amount of $3,300,000 (2002 - $2,000,000) in connection with the licensing arrangement described in note 17. At March 31, 2003, letters of credit amounting to U.S. $352,563 (2002 – U.S. $1,585,469) were issued under this credit facility.



10. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting,
Non-cumulative, discretionary dividends and retractable
Unlimited number of Class "C" preference shares, voting,
Non-cumulative, redeemable and retractable
Unlimited number of common shares

	No. of Shares	$
Stated capital:		
Common shares:		
Balance at March 31, 2001 and March 31, 2002	53,580,313	33,771,986
Exercise of options (c)	25,000	11,500
Balance at March 31, 2003	53,605,313	33,783,486

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan"). The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 4,755,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from April 20, 2003 to December 21, 2004, with exercise prices ranging from $0.245 to $1.500. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2001	400,000	1.840
Granted (a) (b) (c)	2,300,000	0.323
Expired (a) (b)	(400,000)	1.840
Balance, March 31, 2002	2,300,000	0.323
Granted (a) (b)	400,000	0.410
Expired (b)	(150,000)	0.460
Exercised (c)	(25,000)	0.460
Balance, March 31, 2003	2,525,000	0.327



The following table summarizes information about the common share stock options outstanding at March 31, 2003:

Exercise Price $	Options Outstanding	Weighted Average Remaining Contractual life (in years)	Options Exercisable
0.245	1,950,000	1.81	1,950,000
0.380	250,000	1.63	62,500
0.460	225,000	0.17	225,000
1.500	100,000	0.06	100,000
0.245 to 1.500	2,525,000	1.58	2,337,500

The weighted average price of options exercisable at March 31, 2003 is $0.323.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2003:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
Equal to market price at grant date	250,000	0.380	0.150
Exceeds market price at grant date	150,000	0.460	0.130
	400,000	0.410	0.143

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002
Risk free interest rate	3.20% to 3.47%	-
Expected dividend yield	0%	-
Expected volatility	69.6% to 87.5%	-
Expected time until exercise, in years	0.9 to 2.0	-

For stock options granted to service providers during the year, $19,500 (2002 - Nil) has been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870.

For stock options granted to employees and directors, had the Company determined compensation costs based on their fair values at their grant dates consistent with the method prescribed by the CICA Handbook Section 3870, the Company's net income (loss) would have been reported as the pro forma amounts below:

	2003 $	2002 $
Net income (loss)	371,678	(1,936,563)
Pro forma income (loss)	334,178	(1,936,563)
Pro forma basic earnings (loss) per share	0.01	(0.04)
Pro forma diluted earnings (loss) per share	0.01	(0.04)

For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(a) **Stock options to directors:**

On August 6, 1999, the Company granted stock options to a director to purchase up to 250,000 common shares at a price of $1.49 per share expiring on August 5, 2001. These options expired unexercised during fiscal 2002.

On December 21, 2001, the Company granted stock options to certain directors to purchase up to 1,950,000 common shares at a price of $0.245 per share. These options will expire on December 21, 2004. None of these options have been exercised.



On November 13, 2002, the Company granted stock options to a director to purchase up to 250,000 common shares at an exercise price of $0.38 per share. The options vested as to one quarter immediately and a further one quarter on the six, twelve and eighteen months anniversaries of the date of grant. These options will expire on November 13, 2004. None of these options were exercised during fiscal 2003.

(b) **Stock options to Century Communications:**

On July 13, 1999, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $2.43 per share expiring on July 12, 2001. These options expired unexercised during fiscal 2002.

On December 21, 2001, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share. These options expired unexercised on April 20, 2002.

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share expiring on June 20, 2003. None of these options were exercised during the current year. Subsequent to the year end, 76,500 options were exercised.

(c) **Stock options to employees:**

On December 21, 2001, the Company granted an executive, option to acquire 100,000 common shares at an exercise price of $0.46 per share and 100,000 common shares at an exercise price of $1.50 per share with all options expiring on April 20, 2003. 25,000 options with an exercise price of $0.46 per share were exercised during fiscal 2003. Subsequent to the year end, 75,000 options with an exercise price of $0.46 per share were exercised and all other options expired unexercised.

11. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the CATV, multimedia and consumer electronics industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and, as such, are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenue:

	2003 $	2002 $
V-Chip licensing and decoder	7,558,870	3,554,016
Converters	1,953,217	2,452,104
Transmitters	407,961	331,081
Cable equipment	4,045,219	3,309,154
Other	456,088	461,230
	14,421,355	10,107,585

A summary of revenue segmented by the customers' country of residence is as follows:

	2003 $	2002 $
West Indies	1,376,033	1,210,172
Canada	1,240,149	1,435,290
United States	4,800,014	1,203,279
Japan	4,138,373	3,533,984
Middle East	128,830	1,195,322
Others	2,737,956	1,529,538
	14,421,355	10,107,585

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

In fiscal 2003, there were three (2002 - two) customers from each of whom the Company derived more than 10% of its total revenue. Revenue from these customers in fiscal 2003 was approximately $3,600,000, $2,300,000 and $1,500,000, respectively (2002 - $3,500,000 and $1,200,000, respectively).



12. RESEARCH AND DEVELOPMENT EXPENSE:

Research and development expense consists of the following:

	2003 $	2002 $
Total research and development costs incurred during the year	649,783	759,370
Government assistance (Note 13)	(20,520)	(15,000)
	629,263	744,370
Deferred development costs (Note 6)	(514,138)	(598,201)
Amortization of deferred development costs (Note 6)	604,455	1,235,615
Net research and development expense	719,580	1,381,784

13. GOVERNMENT ASSISTANCE:

The Company has received government grants during fiscal 2003, which are non-repayable totalling $20,520 (2002 - $15,000), which have been credited to research and development costs as this assistance relates to the reimbursement of certain costs incurred.

The Company has received government grants totalling $164,706 (2002 - $224,294) during fiscal 2003, which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are interest free unless required repayments have become overdue, in which case interest is charged at an annual rate of 12.68%.

14. RELATED PARTY TRANSACTIONS:

(a) During fiscal 2003, rent of $180,000 (2002 - $180,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also directors of the Company. The Company has leased space for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month to month basis at a minimum rent of $15,000 per month.

(b) During fiscal 2003, legal fees of Nil (2002 - $30,561) were paid to a law firm, one of the partners of which is a director of the Company.

(c) During fiscal 1999, $140,000 was advanced to a director of the Company of which $71,498 (2002 - $71,498) is still outstanding. The advances are unsecured, due on demand and bear interest at the rate of 8.25% per annum.

(d) During fiscal 2003, $25,380 (2002 – Nil) of goods were purchased from First Water e-Commerce and recorded at the exchange amount. Some of the partners of First Water e-Commerce are also directors of the Company.

(e) During fiscal 2003, the Company paid one of its directors of the Company $60,000 (2002 – Nil) for technical consulting services.



15. INCOME TAXES:

The provision for (recovery of) income taxes differs from that which would be obtained by applying the statutory tax rate as a result of the following:

	2003 $	2002 $
Income (loss) before income taxes	836,494	(1,542,383)
Statutory tax rate	38.12%	41.25%
Income tax expense (recovery) at statutory tax rate	318,871	(636,233)
Adjustments thereon for the effect of:		
Large Corporations Tax	32,316	33,500
Permanent differences and other	21,223	11,661
Tax effect of losses and temporary differences not recorded -	631,854	
Use of previously unrecorded temporary differences	(340,094)	-
Foreign withholding tax	432,500	353,398
Provision for income taxes	464,816	394,180

The future income tax assets/(liability) is represented by the following:

	2003 $	2002 $
Federal non-capital loss carry forwards	1,812,063	1,771,392
Ontario non-capital loss carry forwards	743,012	979,638
Federal investment tax credits	1,030,586	838,843
Capital assets and license and patents	1,273,630	1,007,387
Scientific research and experimental development	911,146	840,285
Accounting provisions not deductible for tax	1,199,863	1,270,258
Share issue costs	13,929	82,780
Corporate minimum tax paid	-	10,059
Gross future income tax assets	6,984,229	6,800,642
Less valuation allowance	5,999,505	5,750,785
Net future income tax assets	984,724	1,049,857
Deferred development costs	(984,724)	(1,049,857)
Future income tax assets, net	-	-

As at March 31, 2003, the Company has federal non-capital loss carry forwards of approximately $8.2 million and provincial non-capital loss carry forwards of approximately $9.3 million. The loss carry forwards expire as follows:

	Federal $	Provincial $
2004	120,000	120,000
2005	245,000	245,000
2006	6,097,000	7,193,000
2007	445,000	445,000
2008	380,000	380,000
2009	597,000	597,000
2010	309,000	309,000
	8,193,000	9,289,000

At March 31, 2003, the Company also has undeducted scientific research and experimental development expenses of approximately $3.0 million that can be carried forward indefinitely.



16. CONSOLIDATED STATEMENTS OF CASH FLOWS:

	2003 $	2002 $
Cash paid for interest expense	13,549	8,255
Cash received from interest income	89,520	145,407
Cash paid for income taxes	502,384	349,339

During fiscal 2003, $194,808 of accounts payable and accrued liabilities was reversed by recording a credit directly to the deficit (note 18). This adjustment is not reflected in the Consolidated Statements of Cash Flows.

17. CONTINGENCIES:

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (Notes 3 and 9). During the year, the Company incurred approximately $2.9 million (2002 - $1.5 million) for such legal costs, which are included in cost of sales on the Consolidated Statements of Income (Loss) and Deficit. Management believes that it has adequately provided for the Company's obligation under the licensing arrangement.

18. CHANGES IN DEFICIT:

In fiscal 2000 the Company recorded a liability for $194,808 of costs relating to the public offering completed during fiscal 1999. These costs were charged directly to deficit. In fiscal 2003 it was determined that these costs would not be paid and, as a result, the liability has been reversed by recording a credit directly to retained earnings (deficit) for $194,808.



Independent Auditors	Ernst & Young LLP Chartered Accountants Ernst & Young Place P.O. Box 251, 222 Bay Street Toronto, Ontario CANADA M5K 1J7
Principal Bank	HSBC Bank Canada 1940 Eglinton Avenue East, Suite 1 Toronto, Ontario CANADA M1L 4R2
Corporate Advisors	Duguay & Ringler Corporate Services 56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Corporate Office	56 Temperance Street, 4th Floor Toronto, Ontario CANADA M5H 3V5
Stock Listing	Toronto Stock Exchange Symbol TVL
Investor Relations	Century Communications Corporation 125A – 1030 Denman Street Vancouver, BC CANADA V6G 1M6
Legal Counsel	Daley, Byers 372 Bay Street, Suite 1100 Toronto, Ontario CANADA M5H 2W9
Transfer Agent	Equity Transfer Services Inc. 120 Adelaide St. W., Suite 800 Toronto, Ontario CANADA M5H 3V1
OFFICES:	Tri-Vision International Ltd./Ltée 41 Pullman Court Toronto, Ontario CANADA M1X 1E4 Tel: (416) 298-8551, Fax: (416) 298-7976 (888) 298-8551 (Investor Relations)
	Email: sales@tri-vision.ca info@tri-vision.ca (Investor Inquiies)
	Website:www.tri-vision.ca

DIRECTORS AND OFFICERS

[illegible]
Director, President and
Chief Executive Officer

[illegible] [2,5]
Director, Corporate Secretary and
Senior Vice President, Engineering and
Research and Development

[illegible] [1,4]
Director
Vice President Finance & Administration
and Chief Financial Officer

[illegible]
Director and Research Committee Chair

[illegible]
Director

[illegible] [1,3,4]
Director and Ethics Committee Chair

[illegible] [2,3,4,5]
Director

[illegible]
Director

1 Audit Committee Member
2 Business Development Committee Member
3 Compensation Committee Member
4 Ethics Committee Member
5 Research Committee Member

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this material. Certain statements may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Manufacturers Licensing Tri-Vision V-chip

Sony

Samsung

Pioneer

Apex

Sanyo

Ajinvision

LG (Zenith)

Hansol

Orion

Funai

Cosmo

Hitachi

Sharp


TRI-VISION
INTERNATIONAL LTD/LTEE

STOCK INFORMATION

Listed: Toronto Stock Exchange
Symbol: TVL

To learn more about Tri-Vision International call toll free in North America 1-888-298-8551 or visit our website at www.tri-vision.ca

Tri-Vision Electronics Inc. is a full service manufacturer and distributor of consumer, commercial and industrial electronic products used in the cable television industry.

Tri-Vision Technologies International Inc. supports companies in the development, manufacturing and marketing of new technology products worldwide.

03 AUG 28 AM 7:21

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

Supplemental Mailing List Form

National Instrument 54-101 adopted by the Canadian Securities Administrators provides an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it to the Corporation's transfer agent, Equity Transfer Services Inc. at the following address:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West, Suite 420
Toronto, Ontario M5H 3V1

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name.)

* * * * * * * * * * * * *

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Tri-Vision International Ltd./Ltee

[Please PRINT your name and address]

____
(First Name and Surname)

____
(Number and Street)(Apartment/Suite)

____
(City)(Province/State)

____
(Postal Code)

Signed: ______________________________
(Signature of Shareholder)

03 AUG 20 AM 7:21

TRI-VISION INTERNATIONAL LTD./LTEE

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

AUGUST 06, 2003

TRI-VISION INTERNATIONAL LTD./LTEE
41 Pullman Court
Toronto, Ontario M1X 1E4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Tri-Vision International Ltd./Ltee (the "Corporation") will be held in Conference Rooms B and C of the Sheraton Centre, 123 Queen Street West, Toronto, Ontario on Thursday, the 18th day of September, 2003, at 12:00 noon (Toronto time) for the following purposes:

1. to receive and consider the audited financial statements of the Corporation for the year ended March 31, 2003, together with the report of the auditors thereon;

2. to fix the number of directors of the Corporation at seven and to elect directors;

3. to reappoint the auditors and to authorize the directors to fix their remuneration;

4. to consider and, if thought fit, pass with or without variation, an ordinary resolution authorizing the adoption of an amended and restated Stock Option Plan for the Corporation, full details of which are set forth in the accompanying management information circular; and

5. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the audited consolidated financial statements of the Corporation for the year ended March 31, 2003, together with management's discussion and analysis of financial condition and results of operations, an outstanding share data table and a supplemental mailing list form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 6th day of August, 2003.

BY ORDER OF THE BOARD



Qamrul H. Siddiqi
Secretary

TRI-VISION INTERNATIONAL LTD./LTEE

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TRI-VISION INTERNATIONAL LTD./LTEE (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THEM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by their attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "OBCA").

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Advice To Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the notice of meeting, this circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned or, if permitted, otherwise communicated to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-

Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form is to be delivered.**

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares. At the date hereof the Corporation had issued and outstanding 53,830,314 common shares.

The Corporation will make a list of all persons who are registered holders of common shares on August 6, 2003 (the "Record Date") and the number of common shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each common share registered in their name as it appears on the list except to the extent that such shareholder has transferred any of their shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that they own the shares and demands, not later than ten days before the meeting, that their name be included in the list. In such case the transferee is entitled to vote their shares at the meeting.

To the knowledge of the directors and officers of the Corporation, as of the date hereof, the following are the only persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of Outstanding Voting Securities of the Corporation
Najmul Hasan Siddiqui	7,231,148 Common Shares	13.4%

Executive Compensation

(a) Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario) (the "Act"), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and its subsidiaries for the fiscal years ended March 31, 2003, 2002 and 2001 in respect of the Chief Executive Officer of the Corporation and all other executive officers of the Corporation and its subsidiaries whose total salary and bonuses during the fiscal year ended exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Title	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Najmul Hasan Siddiqui, President & CEO	2003	$114,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$110,937	Nil	Nil	950,000	Nil	Nil	Nil
	2001	$106,312	Nil	Nil	Nil	Nil	Nil	Nil
Qamrul Hasan Siddiqi, Senior Vice-President Marketing and R&D	2003	$108,975	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$105,750	Nil	Nil	250,000	Nil	Nil	Nil
	2001	$101,125	Nil	Nil	Nil	Nil	Nil	Nil
Khalid Usman, Vice-President Finance and Admin. and CFO	2003	$108,975	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$105,750	Nil	Nil	250,000	Nil	Nil	Nil
	2001	$101,125	Nil	Nil	Nil	Nil	Nil	Nil

Toshinori Ikebe, President, Tri-Vision Electronics Inc.	2003	$201,400	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$193,997[1]	Nil	Nil	250,000	Nil	Nil	Nil

(1) Commenced employment April 5, 2001.

(b) Option Grants in Year Ended March 31, 2003

There were no stock options granted to the Named Executive Officers during the year ended March 31, 2003.

(c) Options Exercised and Aggregates Remaining at Year-end

No options were exercised by the Named Executive Officers during the fiscal year ended March 31, 2003. The following table provides details regarding options held by the Named Executive Officers as at March 31, 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2003		Value of Unexercised In-the-money Options at March 31, 2003	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Najmul Hasan Siddiqui	Nil	Nil	950,000	Nil	$555,750[1]	$Nil
Qamrul Hasan Siddiqi	Nil	Nil	250,000	Nil	$146,250[1]	Nil
Khalid Usman	Nil	Nil	250,000	Nil	$146,250[1]	Nil
Toshinori Ikebe	Nil	Nil	250,000	Nil	$146,250[1]	Nil

(1) Based on the closing price of the common shares on the TSX on March 31, 2003 of $0.83 less the exercise price in respect of such options.

(d) Employment Contracts

The Corporation currently has no employment contracts in place. The Corporation also does not have in place any compensatory plan or arrangement with any executive officer that would be triggered by the resignation, retirement or other termination of employment of such officer, from a change of control of the Corporation or a change in the executive officer's responsibilities following any such change of control.

(e) Compensation of Directors

Directors of the Corporation are not currently paid any fees for their services as directors, except for reimbursements of out-of-pocket expenses incurred in connection with such duties. However, directors are eligible to receive stock options under the Corporation's stock option plan and are also entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties.

(f) Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") to attract, retain and motivate directors, officers, employees and persons engaged to provide ongoing management and consulting services ("service providers") by providing them with the opportunity, through share options, to acquire a proprietary interest in the Corporation and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding ten years.

The aggregate maximum number of common shares which may be issued under the Plan is 4,755,700. The maximum number of common shares which may be reserved for issuance to directors and senior officers under the Plan, any other employee stock option plans or options for services may not exceed 10% of the common shares issued and outstanding at the date of the grant. The number of common shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding common shares at the date of such grant.

Options may be granted under the Plan by resolution of the board of directors, only to service providers, subject to the requirements of all applicable securities regulatory authorities. The exercise price of options issued on any day may not be less than the market price. The "market price" is defined as the prior trading day closing price of the common shares on the TSX, or if not listed on the TSX, any stock exchange on which the common shares are listed or any market on which the common shares are quoted, and if the common shares are not listed or quoted, the fair market value shall be as determined by the board of directors in its absolute discretion. Payment for common shares issuable pursuant to the exercise of options shall be made in full on the exercise of the options.

As of the date hereof 2,200,000 stock options of the Corporation were outstanding under the Plan as follows:

Name	Date of Grant	Number of Common Shares Under Option	Exercise Price per Common Share	Market Value of Common Shares on the Date of Grant(1)	Expiration Date
Executive Officers as a group - four persons	Dec. 21, 2001	1,700,000	$0.245	$0.245	Dec. 21, 2004
Two Directors who are not also Executive Officers	Dec. 21, 2001	250,000	$0.245	$0.245	Dec. 21, 2004
	Nov. 13, 2002	250,000	$0.38	$0.38	Nov. 13, 2004

(1) Based on the closing market price on the trading day immediately prior to the date of grant.

(g) Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate annual premium for such insurance is $19,548, no part of which is payable by directors and officers of the Corporation. The annual insurance coverage under the policy is limited to $10 million per policy year. There is a $25,000 deductible for any claim made by the Corporation, but no deductible for claims made by any director or officer of the Corporation.

(h) Composition of the Compensation Committee

The Corporation's compensation program is administered by the Compensation Committee, which is currently composed of the following individuals:

Najmul H. Siddiqui [1] - Chairman
Toshinori Ikebe[2]
Bruce J. Daley[3]

(1) Mr. Siddiqui is the President and Chief Executive Officer of the Corporation.
(2) Mr. Ikebe is President of Tri-Vision Electronics Inc., a wholly-owned subsidiary of the Corporation.
(3) Mr. Daley is indebted to the Corporation. See "Indebtedness of Management and Directors".

(i) Report of the Compensation Committee

It is the responsibility of the Compensation Committee to make recommendations to the board relating to the appointment and compensation of board members and the Chief Executive Officer. The Compensation Committee also makes recommendations to the Chief Executive Officer relating to: the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and, awards under the Corporation's long-term incentive plan. In arriving at its decisions, the Committee has access to advice from independent compensation consultants.

The compensation program consists of three main components: (i) salary and benefits; (ii) a short-term incentive program; and (iii) a long-term incentive program designed to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. In setting the base salary for the executive officers, the Committee reviews data provided by independent consultants with a view to ensuring that compensation paid is comparable with similar positions in other companies of a similar size.

The second component of the compensation program, the short-term incentive program, is designed to reward the achievement of specific current year financial and operating targets. Executive officers of the Corporation are eligible for participation in the short-term incentive program. The potential available incentive compensation ranges up to 100% of base salary. Bonuses under the short-term incentive plan are subject to achieving minimum revenue targets and attaining target expense ratios as set out in the Corporation's annual plan. The amount of compensation is also subject to adjustment in the discretion of the Committee to reflect any special or unusual circumstances affecting the Corporation.

The third component of the compensation program, the long-term incentive program, is intended to reward directors, officers and full-time employees of the Corporation for their contribution to the creation of shareholder value. The board administers the grant of stock options principally through the Compensation Committee. The board is responsible for setting aside common shares for issuance pursuant to stock options, and is responsible for approval of the granting of options as may be recommended by the Compensation Committee.

The compensation package of Najmul Siddiqui, the Corporation's Chief Executive Officer, has the same components as the compensation program described above and is reviewed annually by the Committee and is approved by the board.

The CEO's salary is determined primarily on the basis of the Corporation's performance and his individual performance. The Committee considers all factors which it deems relevant, including the net income of the Corporation, the duties and responsibilities of the CEO and current compensation levels. In addition to reviewing the performance of the Corporation and the achievement of the CEO, the board has taken into consideration information provided by an independent compensation consultant. Reference is also made to the compensation of chief executive officers of an appropriate comparable peer group of companies. The comparison of the CEO's compensation to the comparable group incorporates many factors, including the relative size of the companies, their profitability and share price, the duties of the chief executive officer and any other extenuating or special circumstances.

The CEO's compensation for the 2003 fiscal year as set forth in the Summary Compensation Table above was determined in accordance with the foregoing.

Submitted by the Compensation Committee

(j) Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on March 31, 1998 with the total return of TSX 300 Total Return Index for the five most recently completed financial years (assuming reinvestment of dividends):


Cumulative Value of $100 Invested
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Legend
Tri-Vision
TSX/S&P 300 Index
1998
1999
2000
2001
2002
2003

	Mar. 31, 1998	Mar. 31, 1999	Mar. 31, 2000	Mar. 31, 2001	Mar. 31, 2002	Mar. 31, 2003
Tri-Vision	$100.00	$41.08	$39.42	$12.45	$15.77	$34.44
TSX/S&P 300 Total Return Index	$100.00	$88.74	$129.10	$105.08	$110.20	$90.80

Indebtedness of Management and Directors

No present or former officer or director of the Corporation or associate thereof or nominee for appointment as a director was indebted to the Corporation or any subsidiary during the year ended March 31, 2003 or at the date hereof other than as follows:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS			
Name and Principal Position	*Involvement of Issuer or Subsidiary*	*Largest Amount Outstanding During 2003 Fiscal Year*	*Amount Outstanding as at March 31, 2003*
Bruce J. Daley, Director	Loan made by the Corporation	$71,498	$71,498

(1) The loan is unsecured, due on demand and bears interest at the rate of 8.25% per annum.

Interest of Insiders in Material Transactions

None of the directors or officers of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries other than as disclosed below, elsewhere in this information circular or in a prior information circular:

1. The Corporation rents its premises at 41 Pullman Court, Toronto, Ontario on a month to month basis, at a net rent of $15,000 per month, from Najmul Hasan Siddiqui, Nazrul Hasan Siddiqi, Qamrul Hasan Siddiqi, Young Kwon Han, Vincent Elinares and Razi Ansari, carrying on business in partnership under the name Tri-Venture Investments (the "TVI Partnership"). Each of the partners of the TVI Partnership is a director and/or officer of the Corporation, with the exception of Messrs. Kwon Han, Elinares and Ansari, who were, but no longer are, officers and/or directors of the Corporation. During the fiscal year ended March 31, 2003, the Corporation made aggregate net rental payments to the TVI Partnership of $180,000.

2. Tim Collings, a director of the Corporation, provides the Corporation with technical consulting services relating to licensing activities, digital television standards development and support and research and development support and receives $5,000 per month for the provision of these services. During the fiscal year ended March 31, 2003, the Corporation paid Mr. Collings a total of $60,000 for consulting services rendered.

3. During the fiscal year ended March 31, 2003, $25,380 was paid to First Water e-commerce for software and related items to be used in connection with the Corporation's development of a web-site with shopping cart and business to business and business to consumer e-commerce capabilities. Najmul Hasan Siddiqui, Qamrul Hasan Siddiqi and Khalid Usaman, who are directors and officers of the Corporation, are partners of First Water e-commerce.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or senior officers of the Corporation, no management nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon other than as disclosed under the heading "Particulars of Matters to be Acted Upon".

Statement of Corporate Governance Practices

The Corporation's board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation, and well-being of the Corporation and its shareholders. The Toronto Stock Exchange has issued a series of guidelines (the "Guidelines") for effective corporate governance. The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX has adopted as a listing requirement the disclosure by each listed corporation, on an annual basis, of its approach to corporate governance with reference to each of the Guidelines. The following description of the Corporation's corporate governance system is made with reference to each of such Guidelines and has been approved by the board of directors.

Mandate of the Board

The mandate of the board of directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the board, among other things, is responsible for:

- the adoption of a strategic planning process and approval of a strategic plan;
- the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- the implementation of a communications policy to facilitate communications with shareholders, analysts, the media and members of the public; and
- the integrity of the Corporation's internal control and management information systems.

Board Size and Composition

The board of directors is currently composed of eight members. The board believes that two directors are "unrelated directors" and that the remaining six directors are "related directors", within the meaning of the Guidelines. An "unrelated director" under the Guidelines is a director who is independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholding. In defining an "unrelated director", the Guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. Based on this definition, Timothy Collings and Alvin Curling are "unrelated" directors. Najmul Siddiqui, Qamrul Siddiqi, Khalid Usman, Toshinori Ikebe and Nazrul Siddiqi are considered to be "related" directors as they are senior officers of the Corporation or its affiliates and Bruce Daley is considered to be a "related" director as he is indebted to the Corporation. Nazrul Siddiqi will not be standing for re-election at the meeting.

In deciding whether a particular director is a "related director" or an "unrelated director", the board of directors examined the factual circumstances of each director and considered them in the context of other relevant factors.

The Guidelines make a distinction between inside and outside directors. The Guidelines consider an inside director to be a director who is a member of management of the Corporation or any of its affiliates. Each of Messrs. Collings, Daley and Curling are considered to be "outside" directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation or its affiliates. To the knowledge of the board, the Corporation does not have a "significant shareholder" which is defined in the Guidelines as a shareholder with the ability to exercise a majority of votes for the election of directors.

A further Guideline recommends that the board examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision making. The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders. In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The board has considered its present size and has determined that at this time seven directors, which is the number of directors proposed to be elected at the meeting, is appropriate to effectively carry out the duties of the board given the Corporation's current position.

Currently, the directors receive no fees for acting as directors of the Corporation; however, directors are entitled to receive stock options under the Corporation's stock option plan. The board periodically reviews the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility.

The Corporation does not currently have an appointed Chairman. Under the by-laws of the Corporation, the President, if a director of the Corporation and present at a meeting of the directors, shall preside as Chairman of the meeting. The board of directors is satisfied that there are sufficient systems and procedures in place to allow the board to function independently.

Individual directors may engage outside advisors at the Corporation's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

The board has no formal orientation or education program for new directors. However, new directors receive copies of board material and all material regarding the Corporation (including recent annual and interim reports, proxy solicitation materials and various other operating and budget reports) and are encouraged to visit and meet with management on a regular basis. The board does not formally review individual board members and their contributions.

Supervision of Management

While management is responsible for day to day operations of the Corporation's business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives set by the Chief Executive Officer and monitoring management's progress in achieving such approved objectives.

Decisions Requiring Board Approval

The board of directors does not have a formal policy setting out which specific matters must be brought by management to the board for approval. However, there is a clear understanding between management and the board that all transactions and other matters of a material nature must be presented by management for approval by the board including any material transactions not provided for in the Corporation's board-approved annual business plan, and any acquisition of property with a substantial value (and in any event in excess of $500,000) not otherwise provided for in the annual business plan and the hiring of any member of senior management.

Board Committees

The board of directors has five committees: the Audit Committee, the Business Development Committee, the Compensation Committee, the Ethics Committee and the Research Committee.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial statements and its internal controls, reviewing the work of the Corporation's independent auditors and reporting thereon to the board of directors. The Audit Committee consists of Bruce J. Daley (Chairman), Timothy Collings and Khalid Usman. Mr. Daley is a "related" and "outside"director, Mr. Collings is an "unrelated" and "outside"director and Mr. Usman, a chartered accountant and the Chief Financial Officer of the Corporation, is a "related" and "inside" director.

Business Development Committee

The Business Development Committee's mandate is to seek out and identify new business opportunities for the Corporation. The mandate is particularly applicable for opportunities relating to the intellectual property of the Corporation. The committee is composed of Qamrul H. Siddiqi (Chairman), Toshinori Ikebe and Timothy Collings. Mr. Collings is an "unrelated" and "outside" director and Messrs. Siddiqi and Ikebe are "related" and "inside" directors.

Compensation Committee

The Compensation Committee is responsible for the appointment and compensation of senior management; the annual review of succession plans for senior management and key staff; any major changes to employee benefit plans; and awards under the Corporation's long-term incentive plan. In arriving at its decisions, the Committee has access to advice from independent compensation consultants. The Compensation Committee consists of Najmul H. Siddiqui (Chairman), Toshinori Ikebe and Bruce J. Daley. Mr. Daley is an "related" and "outside"director and Messrs. Siddiqui and Ikebe are "related" and "inside" directors.

Ethics Committee

The Ethics Committee's mandate includes reviewing and determining corporate governance duties and procedures and, where necessary, making recommendations to the board of directors on changes to corporate governance policies and procedures. This committee is also responsible for identifying and recommending new nominees for election as directors, as well as recommending to the board the criteria and process for identifying, recruiting, nominating, and orienting new directors and for compensating directors. This committee is composed of Bruce J. Daley (Chairman), Toshinori Ikebe and Khalid Usman. Mr. Daley is a "related" and "outside"director and Messrs. Ikebe and Usman are "related" and "inside" directors.

Research Committee

The Research Committee's mandate is to deal with intellectual property issues, which includes the development of new inventions and various patentability issues. This committee is composed of Timothy Collings (Chairman), Toshinori Ikebe and Qamrul H. Siddiqui. Mr. Collings is an "unrelated" and "outside" director and Messrs. Ikebe and Siddiqi are "related" and "inside"directors.

Shareholder Relations and Feedback

The board of directors is committed to maintaining good communications with the Corporation's shareholders. Shareholder communications are handled by an outside investor relations firm, Century Communications Corporation, which reports to the Corporation's Chief Executive Officer and Chief Financial Officer.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of twenty directors, to be elected annually. At the meeting, shareholders will be asked to fix the number of directors of the Corporation at seven and to elect seven directors (the "Nominees"). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.

Name and Municipality of Residence	Office Held with the Corporation	Period of Service as a Director	Principal Occupation if Different from Office Held[1]	Number of Common Shares Beneficially Owned or Over Which Control is Exercised[2]
Najmul Hasan Siddiqui Markham, Ontario	President, Chief Executive Officer and Director	since March 1993	N/A	7,231,148
Qamrul Hasan Siddiqi Markham, Ontario	Senior Vice President, Research, Development and Engineering, Secretary and Director	since March 1993	N/A	5,286,211
Khalid Usman[3] Unionville, Ontario	Vice President, Finance and Administration, Chief Financial Officer and Director	since September 1998	N/A	166,500
Tim Collings[3] White Rock, B.C.	Director	since April 1996	President, Canadian V-Chip Design Inc. (a technology consulting and design company)	4,515,300[4]
Bruce J. Daley[3] Mississauga, Ontario	Director	since April 1996	Partner, Daley Byers (a law firm)	215,000
Toshinori Ikebe Toronto, Ontario	Director	from July 1999 to April 2001[5] and since September 2001	President, Tri-Vision Electronics Inc.	150,000
Alvin Curling Toronto, Ontario	Director	since November 2002	Member of Provincial Parliament (Ontario)	Nil

1. All of the Nominees have held the indicated positions for the past five years, except for Mr. Usman, who prior to becoming Chief Financial Officer of the Corporation in September 1998 was a self employed Chartered Accountant and Mr. Ikebe, who from April 1999 until April 2001 when he became President of Tri-Vision Electronics Inc. was Executive Officer and Senior General Manager of Nichimen Corporation of Japan , from May 1998 to April 1999 was General Manager, Plant and Project Division, Nichimen Corporation and from January 1994 to May 1998 was General Manager of Nichimen Corporation in the United Kingdom.
2. The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually.
3. Member of the Audit Committee. The Corporation does not have an Executive Committee.
4. These shares are registered in the name of V-Chip Canada Enterprises Ltd.

5. Served as a director during this period as a nominee of Nichimen Corporation.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HERS OR ITS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, as auditors of the Corporation for the year ending March 31, 2004, and to authorize the directors to fix their remuneration.

Adoption of Amended and Restated Stock Option Plan

As indicated under the heading "Executive Compensation - (f) Stock Option Plan", the Corporation has adopted a stock option plan (the "Plan") and the terms of the Plan are summarized in that section. The aggregate maximum number of common shares which may be issued under the Plan is currently 4,755,700. As of the date hereof 2,200,000 stock options of the Corporation are outstanding under the Plan and an additional 1,706,500 common shares have been issued upon the exercise of stock options granted pursuant to the Plan. There are therefore only options to purchase 849,200 common shares currently available for grant under the Plan. Management is of the view that additional options are necessary to permit the Corporation to continue to attract and retain qualified senior management, directors, employees and other service providers on a basis competitive with other companies.

Accordingly, the Corporation is proposing to amend the Plan to increase the maximum number of common shares that may be issued thereunder from 4,755,700 to 7,055,700. The proposed increase in the maximum number of common shares that may be issued under the Plan, if approved, will permit the grant of up to 2,300,000 additional options. As at the date hereof the Corporation had issued and outstanding 53,830,314 common shares. The maximum of up to 3,849,200 common shares that would then be reserved for issuance under the Plan for existing options and new options that may be granted following the amendments would represent approximately 9.9% of the outstanding common shares.

It is also proposed that a "cashless exercise" feature be added to the Plan. This feature would permit holders of options to elect to receive the intrinsic value of their options (i.e., the difference between the current market price of the common shares underlying the options and the exercise price of the options) on exercise, payable at the Corporation's option in cash or in common shares, instead of the total number of common shares the holder of the options would otherwise be entitled to receive on exercise. This is intended to reduce the dilution to shareholders caused by the issuance of common shares under the Plan.

It is proposed that the amendments described above as well as certain other non-substantive amendments be made to the Plan and the new amended and restated Plan for the Corporation be adopted. The proposed new amended and restated Plan is attached as Schedule A to this Circular and, other than the amendments noted above, is in all material respects the same as the existing Plan.

At the meeting shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule B, authorizing the amendments to the Plan outlined above by approving the adoption of the amended and restated Plan (the "Option Plan Resolution"). Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour.

* * * * * * * * * * * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 6th day of August, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



Qamrul H. Siddiqi, Secretary

SCHEDULE A

TRI-VISION INTERNATIONAL LTD./LTEE

AMENDED AND RESTATED STOCK OPTION PLAN

1. PURPOSE

The purpose of this stock option plan (the "Plan") is to authorize the grant to service providers for Tri-Vision International Ltd./Ltee (the "Corporation") of options to purchase common shares ("shares") of the Corporation's capital and thus benefit the Corporation by enabling it to attract, retain and motivate service providers by providing them with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

2. ADMINISTRATION

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for such purpose ("Committee"). Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Corporation shall grant options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of paragraph 13 hereof, the aggregate number of shares of the Corporation which may be issued and sold under the Plan will not exceed 7,055,700 shares. The total number of shares which may be reserved for issuance to any one individual at any time under the Plan, together with all other outstanding stock options granted to such individual, shall not exceed 5% of the outstanding issue. The Corporation shall not, upon the exercise of any option, be required to issue or deliver any shares prior to:(a) the admission of such shares to listing on any stock exchange on which the Corporation's shares may then be listed; and (b) the completion of such registration or other qualification of such shares under any laws, rules or regulations as the Corporation shall determine to be necessary or advisable. If any shares cannot be issued to any optionee for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation shall be returned to the optionee. Shares in respect of which options are not exercised shall be available for subsequent options under the Plan. No fractional shares may be issued or purchased under the Plan.

4. LIMITS WITH RESPECT TO INSIDERS

(a) The maximum number of shares which may be reserved for issuance to insiders under the Plan, any other employer stock option plans or options for services, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis).

(b) The maximum number of shares which may be issued to insiders under the Plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis).

(c) Any entitlement to acquire shares granted pursuant to the Plan, any other employer stock option plans, options for services or any other share compensation agreement, prior to the optionee becoming an insider, shall be excluded for the purposes of the limits set out in paragraphs (a) and (b) above.

5. ELIGIBILITY

Options shall be granted only to service providers for the Corporation. The term "service providers for the Corporation" means: (a) any full or part-time employee or officer, or insider of the Corporation or any of its subsidiaries; (b) any other person or company engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation; (any person in (a) or (b) hereinafter referred to as an "Eligible Person") and (c) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or the spouse, children and/or grandchildren of such Eligible Person. The terms "insider", "controlled" and "subsidiary" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time. Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

6. PRICE

The exercise price (the "Price") for the shares of the Corporation under each option shall be determined by the board of directors or Committee, as applicable, on the basis of the market price at the time of granting of each option, where "market price" shall mean the closing sale price of the shares of the Corporation on The Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date the option is granted if the shares are listed on the TSX, or, if the shares are not listed on the TSX, on any other stock exchange or market on which the shares are listed or quoted as selected by the board of directors, and where there is no such closing price, "market price" shall mean the average of the closing bid and ask prices on the trading day immediately preceding the date the option is granted if the shares are listed on the TSX, or if the shares are not listed on the TSX, on any other stock exchange or market on which the shares are listed or quoted, or, if the shares are not listed or quoted on any exchange or market, the fair market value of such shares as determined by the board of directors or Committee, as applicable, in its sole discretion. In no event shall the Price be less than the market price on the TSX, if the shares of the Corporation are then listed on such exchange.

7. PERIOD OF OPTION AND RIGHTS TO EXERCISE

Subject to the provisions of this paragraph 7 and paragraphs 8, 9, 10 and 11 below, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding ten years. The shares to be purchased upon the exercise of any option (the "optioned shares") shall be paid for in full at the time of such exercise. Except as provided in paragraphs 9 and 10 below, no option which is held by a service provider may be exercised unless the optionee is at the time of exercise a service provider for the Corporation.

8. VESTING RESTRICTIONS

Options may, at the discretion of the board of directors or Committee, as applicable, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option.

9. CESSATION OF PROVISION OF SERVICES

If any optionee who is a service provider shall cease to be a service provider for the Corporation for any reason (except as otherwise provided in paragraph 10) the optionee may, but only within the period of thirty (30) days next succeeding such cessation and in no event after the expiry date of the optionee's option, exercise the optionee's option.

10. DEATH OF OPTIONEE

In the event of the death of an optionee during the currency of the optionee's option, the option theretofore granted to the optionee shall be exercisable by the optionee's legal personal representative within, but only within, the period of one (1) year next succeeding the optionee's death, and in no event after the expiry date of the option. Before expiry of an option under this paragraph 10, the board of directors or Committee, as applicable, shall notify the optionee's legal personal representative in writing of such expiry.

11. EXTENSION OF OPTION

In addition to the provisions of paragraphs 9 and 10, the board of directors may extend the period of time within which an option held by a deceased optionee may be exercised or within which an option may be exercised by an optionee who has ceased to be a service provider for the Corporation, but such an extension shall not be granted beyond the original expiry date of the option. Any extensions of options granted under this Plan are subject to applicable regulatory approval.

12. NON-TRANSFERABILITY OF OPTION

No option granted under the Plan shall be transferable or assignable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

13. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

Subject to the prior approval of the TSX and/or any other applicable regulatory authority, the aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the

Corporation. The options granted under the Plan may contain such provisions as the board of directors or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the option price in the event of any such change.

14. AMENDMENT AND TERMINATION OF THE PLAN

Subject to the prior approval of the TSX and/or any other applicable regulatory authority, the board of directors may at any time amend or terminate the Plan, provided that no such action may adversely affect the rights under any options earlier granted to an optionee under the Plan without the consent of the optionee.

15. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its adoption by the board of directors of the Corporation, subject to its approval by the shareholders of the Corporation at the next meeting of shareholders. Notwithstanding that the Plan has not yet been approved by shareholders, options may be granted by the Corporation under the Plan provided, however, that in no event shall optionees be entitled to exercise such options until shareholder approval of the Plan has been obtained. In the event that the Plan is not approved by shareholders, the Plan and all options granted thereunder shall terminate and be void and of no further force and effect from that date.

16. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan.

17. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of shares with respect to which the option is being exercised and, subject to the provisions of paragraph 18, accompanied by payment in cash or certified cheque for the full amount of the purchase price of the shares then being purchased.

Upon receipt of a certificate of an authorized officer directing the issue of shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the optioned shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

18. PAYMENT OF INTRINSIC VALUE OF OPTIONS IN LIEU OF EXERCISE

Upon exercise of any options granted under the Plan, the optionee may elect that the Corporation pay (subject to any applicable withholding tax) the Intrinsic Value of all or any of the options exercised by the optionee in consideration for the disposition of the optionee of the right to receive common shares of the Corporation pursuant to such options and the termination thereof, which Intrinsic Value may be paid, at the election of the Corporation, in cash or in common shares, as provided herein. Following the election or deemed election of the optionee to receive the Intrinsic Value, the Corporation shall, if the Corporation elects to pay the Intrinsic Value in cash, cause a cheque to be issued payable to the optionee (or as the optionee may direct), or if the Corporation elects to pay the Intrinsic Value in common shares, cause a certificate representing the common shares to be issued in the name of the optionee (or as the optionee may direct) to be sent by pre-paid mail or delivered to the optionee within ten days of exercise of the applicable options. If the Corporation elects to pay all of any part of the Intrinsic Value in common shares, the number of common shares to be issued shall be determined by dividing the Intrinsic Value of the Options to be terminated and paid for in common shares divided by the weighted average price per share for the common shares for the five consecutive trading days ending on the last trading day preceding the effective date of exercise of the options on the TSX (or if the common shares are not listed on the TSX on such stock exchange as the common shares are then traded), such weighted average price to be determined by dividing the aggregate sale price of all common shares sold on the said exchange during the said five consecutive trading days by the total number of common shares so sold. Upon such payments being made, the options which the optionee has elected to cause the disposition thereof shall terminate and be at an end and the optionee shall cease to have any further rights in respect thereof.

For these purposes, Intrinsic Value means, in respect of each option, an amount equal to the difference between:

(a) the weighted average price per common share for the common shares for five consecutive trading days ending on the last trading day preceding the date in question on the TSX (or if the common shares are not listed on the TSE, on such stock exchange as the common shares are then traded), such weighted average price to be determined by dividing the aggregate sale price of all common shares sold on the said exchange during the said five consecutive trading days by the total number of the common shares so sold; and

(b) the exercise price of the option.

19. NOTICE OF SALE OF ALL OR SUBSTANTIALLY ALL SHARES OR ASSETS

If at any time when an option granted under this Plan remains unexercised with respect to any optioned shares:

(a) the Corporation seeks approval from its shareholders for a transaction which, if completed, would constitute an Acceleration Event; or

(b) a third party makes a *bona fide* formal offer or proposal to the Corporation or its shareholders which, if accepted, would constitute an Acceleration Event;

the Corporation shall notify the optionee in writing of such transaction, offer or proposal as soon as practicable and, provided that the board of directors or Committee, as applicable, has determined that no adjustment shall be made pursuant to section 13 hereof, (i) the board of directors or Committee, as applicable, may permit the optionee to exercise the option granted under this Plan, as to all or any of the optioned shares in respect of which such option has not previously been exercised (regardless of any vesting restrictions), during the period specified in the notice (but in no event later than the expiry date of the option), so that the optionee may participate in such transaction, offer or proposal;

and (ii) the board of directors or Committee, as applicable, may require the acceleration of the time for the exercise of the said option and of the time for the fulfilment of any conditions or restrictions on such exercise.

For these purposes, an Acceleration Event means:

(a) the acquisition by any "offeror" (as defined in Part XX of the Securities Act (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of the Corporation, by means of a takeover bid or otherwise;

(b) any consolidation or merger of the Corporation in which the Corporation is not the continuing or surviving corporation or pursuant to which shares of the Corporation would be converted into cash, securities or other property, other than a merger of the Corporation in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c) any sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation; or

(d) the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation.

20. RIGHTS PRIOR TO EXERCISE

An optionee shall have no rights whatsoever as a shareholder in respect of any of the optioned shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of optioned shares in respect of which the optionee shall have exercised the option to purchase hereunder and which the optionee shall have actually taken up and paid for.

21. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the Province of Ontario and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

22. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option hereby granted shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the optioned shares in respect of which the option has not been exercised.

The Plan has been adopted by the board of directors of the Corporation on August 6, 2003 and supersedes and replaces all prior stock option plans.

SCHEDULE B

OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1. the amended and restated stock option plan attached as Schedule A to this Management Information Circular be adopted as the stock option plan of the Corporation;

2. any director or officer of the Corporation is hereby authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to this resolution; and

3. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors are hereby authorized in their sole discretion to revoke this resolution before it is acted on without further approval of the shareholders of the Corporation.

DISCLOSURE OF OUTSTANDING SHARE DATA

TRI-VISION INTERNATIONAL LTD./LTEE

As at August 6, 2003

Designation of Securities	Number or Principal Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common Shares, Maximum Number of Common Shares Issuable
Common Shares	53,830,313	N/A
Stock Options	2,200,000	2,200,000
TOTAL (maximum number of common shares - fully-diluted)		56,030,313